Exhibit 99.1

LANVIN GROUP 2023 FULL-YEAR RESULTS April 30, 2024

DISCLAIMER Forward-Looking Statements This presentation, including the sections “2024 GUIDANCE“, “BRAND-LEVEL PERFORMANCE“ and “APPENDIX“, contain “forward-looking statements“ within the meaning of the “safe harbor“ provisions of the Private Securities Litigation Reform Act of 1995. Forward-looking statements generally are accompanied by words such as “believe,“ “may,“ “will,“ “estimate,“ “continue,“ “anticipate,“ “intend,“ “expect,“ “should,“ “would,“ “plan,“ “predict,“ “potential,“ “seem,“ “seek,“ “future,“ “outlook,“ “project“ and similar expressions that predict or indicate future events or trends or that are not statements of historical matters. These forward-looking statements include, but are not limited to, statements regarding estimates and forecasts of other financial and performance metrics and projections of market opportunity. These statements are based on various assumptions, whether or not identified in this presentation, and on the current expectations of the respective management of Lanvin Group and are not predictions of actual performance. These forward-looking statements are provided for illustrative purposes only and must not be relied on by an investor as, a guarantee, an assurance, a prediction or a definitive statement of fact or probability. Actual events and circumstances are difficult or impossible to predict and will differ from assumptions. Many actual events and circumstances are beyond the control of Lanvin Group. Potential risks and uncertainties that could cause the actual results to differ materially from those expressed or implied by forward-looking statements include, but are not limited to, Lanvin Group“s ability to timely complete its financial closing procedures and finalize its consolidated financial statements for fiscal year 2023; changes adversely affecting the business in which Lanvin Group is engaged; Lanvin Group“s projected financial information, anticipated growth rate, profitability and market opportunity may not be an indication of its actual results or future results; management of growth; the impact of health epidemics, pandemics and similar outbreaks, including the COVID-19 pandemic on Lanvin Group“s business; Lanvin Group“s ability to safeguard the value, recognition and reputation of its brands and to identify and respond to new and changing customer preferences; the ability and desire of consumers to shop; Lanvin Group“s ability to successfully implement its business strategies and plans; Lanvin Group“s ability to effectively manage its advertising and marketing expenses and achieve desired impact; its ability to accurately forecast consumer demand; high levels of competition in the personal luxury products market; disruptions to Lanvin Group“s distribution facilities or its distribution partners; Lanvin Group“s ability to negotiate, maintain or renew its license agreements; Lanvin Group“s ability to protect its intellectual property rights; Lanvin Group“s ability to attract and retain qualified employees and preserve craftmanship skills; Lanvin Group“s ability to develop and maintain effective internal controls; general economic conditions; the result of future financing efforts; and those factors discussed in the reports filed by Lanvin Group from time to time with the SEC. If any of these risks materialize or Lanvin Group“s assumptions prove incorrect, actual results could differ materially from the results implied by these forward-looking statements. There may be additional risks that Lanvin Group presently does not know, or that Lanvin Group currently believes are immaterial, that could also cause actual results to differ from those contained in the forward-looking statements. In addition, forward-looking statements reflect Lanvin Group“s expectations, plans, or forecasts of future events and views as of the date of this presentation. Lanvin Group anticipates that subsequent events and developments will cause Lanvin Group“s assessments to change. However, while Lanvin Group may elect to update these forward-looking statements at some point in the future, Lanvin Group specifically disclaim any obligation to do so. These forward-looking statements should not be relied upon as representing Lanvin Group“s assessments of any date subsequent to the date of this presentation. Accordingly, reliance should not be placed upon the forward-looking statements. Use of Non-IFRS Financial Metrics This presentation includes certain non-IFRS financial measures (including on a forward-looking basis) such as contribution profit, contribution margin, adjusted earnings before interest and taxes (“Adjusted EBIT“), and adjusted earnings before interest, taxes, depreciation and amortization (“Adjusted EBITDA“ and trade working capital). These non-IFRS measures are an addition, and not a substitute for or superior to measures of financial performance prepared in accordance with IFRS and should not be considered as an alternative to net income, operating income or any other performance measures derived in accordance with IFRS. Reconciliations of non-IFRS measures to their most directly comparable IFRS counterparts are included in the Appendix to this presentation. Lanvin Group believes that these non- IFRS measures of financial results (including on a forward-looking basis) provide useful supplemental information to investors about Lanvin Group. Lanvin Group’s management uses forward looking non-IFRS measures to evaluate Lanvin Group’s projected financial and operating performance. Lanvin Group believes that the use of these non-IFRS financial measures provides an additional tool for investors to use in evaluating projected operating results and trends in and in comparing Lanvin Group’s financial measures with other similar companies, many of which present similar non-IFRS financial measures to investors. However, there are a number of limitations related to the use of these non-IFRS measures and their nearest IFRS equivalents. For example, other companies may calculate non-IFRS measures differently, or may use other measures to calculate their financial performance, and therefore Lanvin Group’s non-IFRS measures may not be directly comparable to similarly titled measures of other companies. Lanvin Group does not consider these non-IFRS measures in isolation or as an alternative to financial measures determined in accordance with IFRS. The principal limitation of these non-IFRS financial measures is that they exclude significant expenses, income and tax liabilities that are required by IFRS to be recorded in Lanvin Group’s financial statements. In addition, they are subject to inherent limitations as they reflect the exercise of judgements by Lanvin Group about which expense and income are excluded or included in determining these non-IFRS financial measures. In order to compensate for these limitations, Lanvin Group presents non-IFRS financial measures in connection with IFRS results. 2

BUILDING THE NEW LUXURY Lanvin Group is a leading global luxury fashion group headquartered in Shanghai, China, managing iconic brands worldwide, including Lanvin, Wolford, Sergio Rossi, St. John Knits, and Caruso. Harnessing the power of its unique strategic alliance of industry-leading partners in the luxury fashion sector, Lanvin Group strives to expand the global footprint of its portfolio brands and achieve sustainable growth through strategic investment and extensive operational know-how, combined with an intimate understanding and unparalleled access to the fastest-growing luxury fashion markets in the world.

TABLE OF CONTENTS PAGE 7 A UNIQUE GLOBAL LUXURY PLATFORM PAGE 12 2023 KEY STRATEGIES AND ACHIEVEMENTS PAGE 19 GROUP CONSOLIDATED FINANCIAL RESULTS PAGE 27 BRAND-LEVEL PERFORMANCE 4

OVERVIEW OF 2023 ACHIEVEMENTS RESILIENCY AND CONSISTENT DELIVERY OF STRATEGIES WERE KEY Revenue grew despite challenging markets; Lanvin brand 01 resilient through creative transition and improved its sales trend in the second half of 2023 02 Steady regional performance in EMEA and North America while facing macro-headwinds; APAC grew nearly 8% Improved store metrics from increased productivity; 03 started Middle East expansion with Lanvin boutique in Riyadh 04 E-Commerce grew 3%, leveraging the group?s US digital platform Continuing the path to profitability with gross margin 05 increasing to 59%, contribution profit margin up to 6%, and Adjusted EBITDA continuing to improve

LANVIN GROUP AT A GLANCE 2023 Global Revenue 426 mm 2023 vs. 2022 Gross Margin Change +254 bps Retail revenue resilient coupled with footprint optimization drove improving store metrics 2023 Greater China Revenue Growth +9% 2023 vs. 2022 Contribution Profit%(1) Change +255 bps New product offerings and choice collaborations drove significant brand heat 2020-2023 Global Revenue CAGR +24% 2023 vs. 2022 Adj. EBITDA%(1) Change +198 bps Continued development of retail network with first Middle East Lanvin location in Riyadh Note: Figures in this presentation have been rounded, which may affect the result of certain mathematical calculations presented herein. (1) These are Non-IFRS Financial Measures and will be mentioned throughout this presentation. Please see Page 45 for Non-IFRS Financial Measures and definition. 6

OUR UNIQUE GLOBAL PLATFORM AND RESILIENT STRATEGIES DELIVERED GROWTH.

A PORTFOLIO WITH DISTINGUISHED PROVENANCE...

LANVIN GROUP'S BRANDS WORK TOGETHER TO BUILD A WARDROBE OF MODERN, GENERATIONAL LUXURY FOR ITS CONSUMERS BY SYNERGIZING EACH BRAND'S CREATIVITY AND CORE SKILLS IN DESIGN AND PRODUCTION


LANVIN

SINCE

1889

2023 Revenues – €112 million
% of Group Revenues – 26%

The Oldest Operating French Couture House


sergio rossi

SINCE

1951

2023 Revenues – €60 million
% of Group Revenues – 14%

A Forerunner in Design; Manufacturing Shoes and Accessories with Provocative, Modern Sophistication from Italy


ST. JOHN

SINCE

1962

2023 Revenues – €90 million
% of Group Revenues – 21%

A Foundation of American Luxury; Building Wardrobes with Timeless yet Contemporary Style

SINCE

1950

2023 Revenues – €126 million
% of Group Revenues – 30%

Iconic Skinwear Brand Originated from Austria that Combines Luxury, Technology, and Premier Manufacturing


Wolford

SINCE

1958

2023 Revenues – €40 million
% of Group Revenues – 9%

The Reference Luxury Tailoring Manufacturer in Italy, Combining Traditional Skills with Innovation in Shapes and Material


CARUSO

Note: Revenue eliminations are not allocated by brand and result mainly from intragroup transactions. Brand-level results are presented exclusive of eliminations.

8

AND EXPANSIVE POSSIBILITIES KEY STRATEGIES AND INITIATIVES IN BRAND, PRODUCT, CHANNEL AND REGION CONTINUE TO PROMOTE GROWTH Refocused Brand Strategy Back to brand DNAs and ethos Focus on core iconic offerings Increased Brand Visibility Continued investment in branding Targeted brand collaborations Proven Category Initiatives Increased accessory contribution Successful category extension Balanced Regional Growth Ongoing store network upgrade Expansion into Middle East markets Digital & Omnichannel Continued growth in e-Commerce Digital infrastructure implementation 9

THE KEYS TO SUCCESS NIMBLE APPROACH DIGITAL MIND-SET START-UP VALUE UNICORN TRACKRECORD 10

TO QUICKLY SEIZE OPPORTUNITIES PROVEN RESULTS FROM SUCCESSFUL IMPLEMENTATION OF GROUP STRATEGIES 3.2X Lanvin 2020 ? 2023 Global Revenue 1.9X Lanvin Group 2020 ? 2023 Global Revenue 7.9X Lanvin 2020 ? 2023 Global Digital Revenue 1.7X Lanvin Group 2020 ? 2023 Global Digital Revenue 0 25% Wolford 2020 ? 2023 The % of W Collection in Seasonal Sales 2.8X Lanvin Group 2020 ? 2023 Greater China Revenue 11

BRANDS? KEY STRATEGIES AND ACHIEVEMENTS

1 Successful Creative Reorganization Reframed the creative strategy around a singular vision; established two additional verticals alongside Ready-to-Wear: Leather Goods & Accessories and Lanvin Lab 2 Leather Goods & Accessories Enhanced leather goods and footwear with key initiatives: relaunch of the iconic ballerina flats, Curb sneaker collaboration with The Surgeon and the Pencil Box campaign 3 The Launch of Lanvin Lab An experimental space for the cultural expression of the brand, Lanvin Lab released its first project with Grammy-winning artist Future 4 Further Retail Expansion Net increase of 5 stores, including Lanvin?s new concept flagship boutique on Madison Avenue and first freestanding boutique in Middle East (Riyadh, Saudi Arabia) 13

1 Dedicated Communication Powerful FW23 campaign partnering with Grace Jones; strong marketing activations and client engagement to connect with consumers and elevate the brand 2 Balanced Product Strategy Successful pre-launch of W.O.W. Leggings that combine fashion with functionality; Nao Takekoshi?s RTW collection well-received 3 Targeted Collaborations Capsule collections in collaboration with N21 and Jonathan Simkhai created brand heat and excitement, and expanded the customer base 4 Digital & Omni-Channel Innovative new store concept with unique ambiance; new web shop with revamped brand image and improved customer experience 14

ST. JOHN 1 Enhanced Product Offering Well-received Foundation collection and strong performance in eveningwear; successful product offerings elevated the brand and drove growth 2 Retail Optimization Strengthened brand presence by expanding retail footprint in selective locations and reestablishing flagship boutiques 3 Client Engagement Impactful #OwnYourPower campaign featuring Shonda Rhimes; successful engagement events strengthened connections with consumers and reached new audiences 4 Supply Chain Upgrade Refined supply chain to improve gross margin and realigned with more diversified product assortment; partnered with best-in-class factories globally 15

SERGIO ROSSI 1 New Image and Team Expanded horizons and reached new audiences by revitalizing brand image and identity with new brand leadership in place 2 Strong Product Launch Released hit collections including iconic Mermaid line and SI ROSSI collection to generate brand heat and attract new customers 3 Customer Interactions Targeted customer engagements through social media campaigns, in-store activations, and collaborative product launches, including the ?High Heel Project?, Qixi Festival special capsule, and Mermaid relaunch campaign, continuing to boost brand awareness 4 Targeted Development Strategically increased presence in key regions and channels; sales grew by an impressive 70% in North America and 5% in e-Commerce 16

CARUSO 1 Business Expansion Ongoing account expansion and solid 30% growth in revenue, a demonstration of passion for quality and belief in elegance paying off 2 Margin Improvement Achieved Adjusted EBITDA breakeven; grew the Caruso brand and partnered with AAA Maisons while expanding production capacity and improving utilization 3 Direct Reach Launched e-Commerce with original, effective content creation to enhance brand awareness and gain direct touch with customers 4 Evolved Organization Significant human capital expansion, organizational evolution, supply chain reinforcement and service enhancement to support demand in a period of offer scarcity 17

2024 GUIDANCE DRIVING PROFITABILITY Globally luxury market remains uncertain, but regions like North 01 America remain steady and growth is expected in the Middle East; e-Commerce also presents strong opportunities Group plans to approach the market tactically to capture 02 opportunities for growth and market share gains; scale expansion will be a key driver for profitability enhancement Ongoing margin improvement through focused brand 03 strategies, increasing operational efficiency, and tactical DOS footprint growth; on track for cashflow breakeven in 2025 Caruso achieved Adjusted EBITDA breakeven in 2023, and two 04 additional brands on track to achieve Adjusted EBITDA breakeven in 2024 Development of strategic ecosystem with new partners to 05 facilitate regional growth, improve logistics, and expand product categories

GROUP CONSOLIDATED FINANCIAL RESULTS

RESILIENCY KEY TO MAINTAINING GROWTH TREND BRANDS MANAGED THROUGH MACRO-HEADWINDS TO CONTINUE GROUP GROWTH Revenue Growth Bridge by Brand 2020-2023 ( in mm) 422 9 426 1 5 0 -8 -2 309 223 2020 2021 2022 Eliminations 2023 20

APAC GROWTH UNDERLIES MARKET POTENTIAL REGIONAL STRATEGY VALIDATION AND MARKET POTENTIAL SHOWN IN REGIONAL GROWTH DATA FY2023 Revenue Growth by Region ( in mm) 4 2 426 422 2 -4 FY2023 Revenue Breakdown by Region (%) Other(1) Greater +7% China +9% 6% 12% EMEA -2% 2023 47% North 35% America +1% (1) Other includes: Japan, South Korea, Thailand, Malaysia, Vietnam, Indonesia, Philippines, Australia, New Zealand, India and other Southeast Asian countries. 21

REVENUE BREAKDOWN BY CHANNEL PERFORMANCE OF LANVIN BRAND IN JAPAN A TESTAMENT TO ITS APPEAL AND VALUE; REACQUISITION OF LICENSE ADDED ROYALTY INCOME FY23 Revenue Growth by Channel ( in mm) 422 7 426 -0 -3 FY23 Revenue Breakdown by Channel (%) Other(1) +68% 4% Wholesale -2% 38% 2023 DTC 58% +0% (1) Other includes: fees for royalties, licenses received from third party, and clearance. 22

CONTINUOUS STORE NETWORK OPTIMIZATION ONGOING UPGRADE OF STORE NETWORK, WITH DISCIPLINED NEW OPENINGS AND CLOSURES OF UNDERPERFORMING LOCATIONS Lanvin Group DOS Evolution by Brand Lanvin Group DOS Evolution by Region Note: DOS as of 31st December 2023 and 2022 and refers to Directly Operated Stores which include shop-in-shop, retail, outlet & pop-up stores. Selected 2023 Newly Opened Boutiques Lanvin ? Madison Ave, New York Sergio Rossi—Shenzhen Bay Wolford—East Hampton, New York St. John ? Tysons Galleria, Virginia 23

CONSTANT MARGIN IMPROVEMENT YEAR-OVER-YEAR IMPROVEMENT IN THE GROUP?S GROSS PROFIT, CONTRIBUTION PROFIT AND ADJUSTED EBITDA MARGINS Lanvin Group Gross Profit ( in mm) GP% 53% 55% 56% 59% 251 238 170 117 FY2020 FY2021 FY2022 FY2023 Lanvin Group Contribution Profit(1) ( in mm) CP% -15% 1% 3% 6% 24 13 4 FY2020 FY2021 FY2022 FY2023—34 Lanvin Group Adjusted EBITDA(1) ( in mm) Adj. EBITDA% -40% -19% -17% -15% FY2020 FY2021 FY2022 FY2023—59—64—72—88 (1) These are Non-IFRS Financial Measures and will be mentioned throughout this presentation. Please see Page 45 for Non-IFRS Financial Measures and Definition. 24

CONTRIBUTION PROFIT BY BRAND Contribution Profit(1) Bridge by Brand 2022-2023 ( in mm) 2 24 1 1 3 -0 4 13 2022 Eliminations (1) Non-IFRS Financial Measure. Please see Page 45 for Non-IFRS Financial Measures and definition. Note: HQ and eliminations are not allocated by brand and result mainly from intragroup transactions. Brand-level results are presented exclusive of eliminations. 25

IMPROVED WORKING CAPITAL EFFICIENCY Trade Working Capital (1) 2020-2023 ( in mm) 85 74 74 51 109 107 92 76 40 49 46 22 Trade payables Inventories -47 -58 -73 -79 Trade receivables 2020 2021 2022 2023 Cash Conversion 134 123 113 98 Cycle(1) % of Revenues 23% 22% 20% 17% DSO(1) 36 43 42 39 DIO(1) 263 216 216 223 DPO(1) 165 136 145 164 (1) Non-IFRS Financial Measure. Please see Page 45 for Non-IFRS Financial Measures and definition. Trade working capital is defined as the sum of inventories as well as trade receivables less trade payables. DSO (Days Sales Outstanding)=Trade receivables/Total sales x 365; DIO (Days Inventory Outstanding)=Inventory/Cost of sales x 365; DPO (Days Payable Outstanding)=Trade payables/Cost of sales x 365; Cash Conversion Cycle =DSO+DIO-DPO 26

BRAND-LEVEL PERFORMANCE

LANVIN 2023 RESULTS AND 2024 GUIDANCE

KEY HIGHLIGHTS

- Revenue decreased by 7% during a creative transition; despite softening global luxury market in the second half of 2023, brand improved its sales trend from a H1 decrease of 11% to a decrease of 2% in H2 with strong sales of accessories and new product launches
- Wholesale revenue decreased 23% from a soft retail market for wholesalers; DTC revenue decreased at a lower rate of 5%
- Gross profit margin increased over 700bps despite lower revenue, from increased accessories and full-price sales, shift in the channel mix favoring DTC, and better inventory management; contribution profit margin was also up 200 bps
- Successful launches of Lanvin Lab and new collections drove brand heat; H2 product drops included the Curb sneaker collaboration with The Surgeon; relaunch of the iconic ballerina flats, and Future's first Lanvin Lab capsule
- 2024 will bring a new Artistic Director and new opportunities to expand regionally (first Middle East boutique opened in December 2023), and demographically with further emphasis on leather goods and accessories

Lanvin Global Revenue Bridge (€ in Thousands)



€34,989
€72,872
€119,847
-€3,179
-€11,965
€7,037
€111,740
2020
2021
2022
DTC
Wholesale
Other
2023

Lanvin Key Financials (€ in Thousands)	FY2020	FY2021	FY2022	FY2023
Revenues	€34,989	€72,872	€119,847	€111,740
YoY%		*108%*	*64%*	*-7%*
Gross profit	€13,573	€34,028	€60,513	€64,547
GP Margin%	*39%*	*47%*	*50%*	*58%*
Contribution profit (1)	-€29,574	-€24,096	-€15,339	-€11,986
CP Margin%	*-85%*	*-33%*	*-13%*	*-11%*

(1) Non-IFRS Financial Measure. Please see Page 45 for Non-IFRS Financial Measures and definition.
Note: Brand-level results are presented exclusive of eliminations.

28

WOLFORD 2023 RESULTS AND 2024 GUIDANCE

KEY HIGHLIGHTS

- Revenue grew 1% to €126M in 2023; 35% growth in Greater China, slight decreases in EMEA, despite macroeconomic headwinds, and in North America due to exchange rate – growth of 2% at constant 2023 exchange rates
- Wholesale revenue increased 11% by emphasizing the products with direction from the Artistic Director, Nao Takekoshi, who joined in 2023; as well as the acquisition of new wholesale clients
- Gross margin fell approximately 3% while contribution profit margin remain steady due to reclassification of cost and expenses
- Branding and marketing initiatives including a successful campaign with singer, Grace Jones and the establishment of the Wolford W Club attracted new clients
- 2024 will bring the much-anticipated W.O.W. leggings in-store at the beginning of the year; a first-of-its-kind legging designed with ultimate comfort and luxury
- 2024 focus will be on continued optimization of retail network and digital expansion, as well as product development

Wolford Global Revenue Bridge (€ in Thousands)



€95,384
€109,332
€125,514
-€3,056
€3,645
€177
€126,280
2020
2021
2022
DTC
Wholesale
Other
2023

Wolford Key Financials (€ in Thousands)	FY2020	FY2021	FY2022	FY2023
Revenues	€95,384	€109,332	€125,514	€126,280
YoY%		*15%*	*15%*	*1%*
Gross profit	€65,865	€79,070	€86,228	€83,339
GP Margin%	*69%*	*72%*	*69%*	*66%*
Contribution profit [(1)]	€859	€19,719	€4,327	€4,279
CP Margin%	*1%*	*18%*	*3%*	*3%*

(1) Non-IFRS Financial Measure. Please see Page 44 for Non-IFRS Financial Measures and definition.
Note: Brand-level results are presented exclusive of eliminations.

29

SERGIO ROSSI 2023 RESULTS AND 2024 GUIDANCE

KEY HIGHLIGHTS

- Revenue decreased slightly from €62M in 2022 to €60M in 2023, a 4% decrease
- Growth driven by improving DTC revenue, particularly in Greater China with post-pandemic momentum, and focus on DTC operations and marketing; Wholesale revenue decreased from lower third-party production activity, but maintained positive trend in Japan at +13%
- Gross margin increased 100bps and contribution profit margin improved due to channel mix and the streamlining of selling and distribution costs
- 2023 collection performance was highlighted by the relaunch of the iconic and highly successful Mermaid collection, along with the continued popularity of the core sr1 range
- 2024 priorities to focus on channel development including boosting DTC and further revitalizing e-Commerce channels, while continuing to reset the brand DNA and strengthen its unique market position
- Additional focus on further streamlining supply chain and industrial efficiency, and tailoring product capsules to accelerate speed to market; as well as enhancing its white-label third-party production business

Sergio Rossi Global Revenue Bridge (€ in Thousands)



€28,737
€59,206
€61,929
€1,052
-€3,463
NM
€59,518
2021A
2021PF
2022
DTC
Wholesale
Other
2023

Sergio Rossi Key Financials (€ in Thousands)	FY2021	FY2022	FY2023
Revenues	€28,737	€61,929	€59,518
YoY%		*116%*	*-4%*
Gross profit	€13,319	€31,048	€30,435
GP Margin%	*46%*	*50%*	*51%*
Contribution profit (1)	€3,830	€6,546	€7,338
CP Margin%	*13%*	*11%*	*12%*

(1) Non-IFRS Financial Measure. Please see Page 45 for Non-IFRS Financial Measures and definition.
Note: Brand-level results are presented exclusive of eliminations.
Note: Lanvin Group acquired a majority stake in Sergio Rossi in July 2021 and Sergio Rossi was consolidated in Lanvin Group's consolidated revenue starting from the acquisition date; audited 2021 revenue of the brand was €29 million. Pro Forma results assume Sergio Rossi's revenue results for the full-year 2021.

30

ST. JOHN 2023 RESULTS AND 2024 GUIDANCE

KEY HIGHLIGHTS

- Revenue grew 5% to €90M in 2023 from continued DTC growth of 7%, building upon its achievements in 2023; as well as eCommerce growth of 14%; Wholesale revenue remained flat with continued refinement of Wholesale partnerships
- North America grew at 3% amidst uncertainty in US economy leading into the second half of 2023; and headway made in EMEA and APAC, with significant progress in expanding the brand's base of sales
- Gross profit margin increased over 200bps from a new wholesale model resulting in improving wholesale margins; contribution profit margin remained neutral with some wholesale expense reductions being reclassified as selling expenses
- Key collaborations with celebrity stylist Karla Welch and producer Shonda Rhimes promoted brand heat and drove awareness for new product offerings focused on functional mix-and-match-wear which helped drive sales
- 2024 priorities include: re-establishing new flagships in key US cities, further diversifying product offerings, and improving e-Commerce experience; as well as refinement of global supply chain to improve operating efficiency

St. John Global Revenue Bridge (€ in Thousands)



€66,512
€73,094
€85,884
€4.595
€49
-€130
€90,398
2020
2021
2022
DTC
Wholesale
Other
2023

St. John Key Financials (€ in Thousands)	FY2020	FY2021	FY2022	FY2023
Revenues	€66,512	€73,094	€85,884	€90,398
YoY%		*10%*	*17%*	*5%*
Gross profit	€32,987	€38,987	€52,642	€57,374
GP Margin%	*50%*	*53%*	*61%*	*63%*
Contribution profit (1)	-€9,286	€1,290	€10,144	€10,679
CP Margin%	*-14%*	*2%*	*12%*	*12%*

(1) Non-IFRS Financial Measure. Please see Page 45 for Non-IFRS Financial Measures and definition.
Note: Brand-level results are presented exclusive of eliminations.

31

CARUSO 2023 RESULTS AND 2024 GUIDANCE

KEY HIGHLIGHTS

- Revenue grew 30% to €40M in 2023; and Caruso brand continued its growth trend, with business nearly doubling in two years due to the appeal of its *playful elegance* approach to high-end tailoring, and unmatched quality and price ratio
- B2B Maisons business grew double digits, thanks to a concentrated portfolio of historical clients and recently acquired AAA brands performing well
- Growth was made possible by the expansion of the company's production capacity with important additions to its specialized workforce
- Gross profit and contribution profit margins increased over 500bps from proportionally more sales coming from its own brand and efficient utilization of production capacity from increased product demand and organizational evolution
- EMEA, the core market grew 46%; North America decreased due to softer demand from OEM clients
- 2024 will see further improvement driven by the Caruso brand's gain in market share resulting from enhancing services like made-to-measure and reorders

Caruso Global Revenue Bridge (€ in Thousands)



€26,351
€24,695
€30,819
€40
€9,152
NM
€40,011
2020
2021
2022
DTC
Wholesale
Other
2023

Caruso Key Financials (€ in Thousands)	**FY2020**	**FY2021**	**FY2022**	**FY2023**
Revenues	€26,351	€24,695	€30,819	€40,011
YoY%		*-6%*	*25%*	*30%*
Gross profit	€4,881	€4,449	€7,147	€11,351
GP Margin%	*19%*	*18%*	*23%*	*28%*
Contribution profit (1)	€3,173	€3,305	€5,701	€9,451
CP Margin%	*12%*	*13%*	*18%*	*24%*

(1) Non-IFRS Financial Measure. Please see Page 45 for Non-IFRS Financial Measures and definition.
Note: Brand-level results are presented exclusive of eliminations.

32

APPENDIX

LANVIN GROUP CONSOLIDATED INCOME STATEMENT

(€ in Thousands, unless otherwise noted)

Lanvin Group Consolidated P&L	2020A		2021A		2022A		2023A	
	FY	%	FY	%	FY	%	FY	%
Revenue	**222,612**	**100%**	**308,822**	**100%**	**422,312**	**100%**	**426,178**	**100%**
Cost of sales	-105,218	-47%	-138,920	-45%	-184,368	-44%	-175,236	-41%
Gross profit	**117,394**	**53%**	**169,902**	**55%**	**237,944**	**56%**	**250,942**	**59%**
Marketing and selling expenses	-151,631	-68%	-165,502	-54%	-224,733	-53%	-226,750	-53%
General and administrative expenses	-115,181	-52%	-122,497	-40%	-153,138	-36%	-138,215	-32%
Other operating income and expenses	-18,399	-8%	10,083	3%	-2,340	-1%	-4,534	-1%
Loss from operations before non-underlying items	**-167,817**	**-75%**	**-108,014**	**-35%**	**-142,267**	**-34%**	**-118,557**	**-28%**
Non-underlying items[1]	43,546	20%	45,206	15%	-83,057	-20%	-3,858	-1%
Loss from operations	**-124,271**	**-56%**	**-62,808**	**-20%**	**-225,324**	**-53%**	**-122,415**	**-29%**
Finance cost – net	-12,989	-6%	-9,313	-3%	-14,556	-3%	-20,431	-5%
Loss before income tax	**-137,260**	**-62%**	**-72,121**	**-23%**	**-239,880**	**-57%**	**-142,846**	**-34%**
Income tax expenses	1,603	1%	-4,331	-1%	129	0%	-3,407	-1%
Loss for the period	**-135,657**	**-61%**	**-76,452**	**-25%**	**-239,751**	**-57%**	**-146,253**	**-34%**
Contribution profit[2]	-34,237	-15%	4,400	1%	13,211	3%	24,192	6%
Adjusted EBIT[2]	-162,428	-73%	-100,806	-33%	-134,836	-32%	-115,808	-27%
Adjusted EBITDA[2]	-88,116	-40%	-58,945	-19%	-71,958	-17%	-64,173	-15%

(1) 2022 was impacted by a €84 million cost related to the Reverse Recapitalization that occurred as part of the SPAC merger; this cost is non-recurring in nature.
(2) These are Non-IFRS Financial Measures and will be mentioned throughout this presentation. Please see Page 45 for Non-IFRS Financial Measures and definition.

34

LANVIN GROUP CONSOLIDATED BALANCE SHEET

(€ in Thousands, unless otherwise noted)

Lanvin Group Consolidated Balance Sheet	2020A FY	2021A FY	2022A FY	2023A FY
Assets				
Non-current assets				
Intangible assets	175,542	181,234	181,485	210,439
Goodwill	69,323	69,323	69,323	69,323
Property, plant and equipment	26,879	40,564	46,801	43,731
Right-of-use assets	117,917	118,775	121,731	128,853
Deferred income tax assets	13,608	17,070	17,297	13,427
Other non-current assets	8,280	15,742	15,265	15,540
	411,549	**442,708**	**451,902**	**481,313**
Current assets				
Inventories	75,842	92,335	109,094	107,184
Trade receivables	22,191	39,781	48,868	45,657
Other current assets	23,353	41,706	30,467	25,650
Cash and bank balances	44,935	88,981	91,897	28,130
	166,321	**262,803**	**280,326**	**206,621**
Total assets	**577,870**	**705,511**	**732,228**	**687,934**

(€ in Thousands, unless otherwise noted)

Lanvin Group Consolidated Balance Sheet	2020A FY	2021A FY	2022A FY	2023A FY
Liabilities				
Non-current liabilities				
Non-current borrowings	11,399	11,212	18,115	32,381
Non-current lease liabilities	104,382	102,987	105,986	112,898
Non-current provisions	3,286	4,166	4,111	3,174
Employee benefits	19,085	18,464	15,128	17,972
Deferred income tax liabilities	53,284	54,179	54,660	52,804
Other non-current liabilities	1,338	1,080	690	14,733
	192,774	**192,088**	**198,690**	**233,962**
Current liabilities				
Trade payables	47,436	58,151	73,114	78,576
Bank overdrafts	764	14	148	280
Current borrowings	7,438	55,559	15,370	35,720
Current lease liabilities	32,503	37,072	34,605	32,871
Current provisions	2,490	3,141	3,014	6,270
Other current liabilities	44,070	68,660	106,481	134,627
	134,701	**222,597**	**232,732**	**288,344**
Total liabilities	**327,475**	**414,685**	**431,422**	**522,306**
Net assets	**250,395**	**290,826**	**300,806**	**165,628**
Equity				
Equity attributable to owners of the Company				
Share capital	289,165	339,259	0	0
Treasury shares	0	-3	-25,023	-65,405
Other reserves	81,198	149,460	762,962	806,677
Accumulated losses	-158,974	-224,328	-442,618	-571,931
	211,389	**264,388**	**295,320**	**169,341**
Non- controlling interests	39,006	26,438	5,486	-3,713
Total equity	**250,395**	**290,826**	**300,806**	**165,628**

35

LANVIN GROUP CONSOLIDATED CASH FLOW 36

LANVIN BRAND KEY FINANCIALS ( in thousands, unless otherwise noted) 2020A 2021A 2022A 2023A 2021 A v 2022 A v 2023 A v 20-23 Lanvin Brand Key Financials FY % FY % FY % FY % 2020 A 2021 A 2022 A CAGR Key Financials on P&L Revenues 34,989 100% 72,872 100% 119,847 100% 111,740 100% 108% 64% -7% 47% Gross profit 13,573 39% 34,028 47% 60,513 50% 64,547 58% Selling and distribution expenses -43,147 -123% -58,124 -80% -75,852 -63% -76,533 -68% Contribution profit(1) -29,574 -85% -24,096 -33% -15,339 -13% -11,986 -11% Revenues by Geography EMEA 18,501 53% 31,683 43% 61,092 51% 51,585 46% 71% 93% -16% 41% North America 4,525 13% 15,964 22% 28,524 24% 28,210 25% 253% 79% -1% 84% Greater China 10,054 29% 23,541 32% 25,742 21% 24,649 22% 134% 9% -4% 35% Other 1,909 5% 1,684 2% 4,489 4% 7,296 7% -12% 167% 63% 56% Revenues by Channel DTC 16,959 48% 46,134 63% 58,536 49% 55,357 50% 172% 27% -5% 48% Wholesale 12,974 37% 21,161 29% 51,898 43% 39,933 36% 63% 145% -23% 45% Other 5,056 14% 5,577 8% 9,413 8% 16,450 15% 10% 69% 75% 48% (1) Non-IFRS Financial Measure. Please see Page 45 for Non-IFRS Financial Measures and definition. Note: Brand-level results are presented exclusive of eliminations. 37

WOLFORD BRAND KEY FINANCIALS ( in thousands, unless otherwise noted) 2020A 2021A 2022A 2023A 2021 A v 2022 A v 2023 A v 20-23 Wolford Brand Key Financials FY % FY % FY % FY % 2020 A 2021 A 2022 A CAGR Key Financials on P&L Revenues 95,384 100% 109,332 100% 125,514 100% 126,280 100% 15% 15% 1% 10% Gross profit 65,865 69% 79,070 72% 86,228 69% 83,339 66% Selling and distribution expenses -65,006 -68% -59,351 -54% -81,901 -65% -79,060 -63% Contribution profit(1) 859 1% 19,719 18% 4,327 3% 4,279 3% Revenues by Geography EMEA 73,794 77% 79,236 72% 86,501 69% 85,084 67% 7% 9% -2% 5% North America 16,367 17% 21,824 20% 31,535 25% 31,310 25% 33% 44% -1% 24% Greater China 4,867 5% 7,289 7% 6,791 5% 9,176 7% 50% -7% 35% 24% Other 356 0% 983 1% 687 1% 710 1% 176% -30% 3% 26% Revenues by Channel DTC 62,323 65% 74,622 68% 90,408 72% 87,352 69% 20% 21% -3% 12% Wholesale 33,061 35% 34,710 32% 34,426 27% 38,071 30% 5% -1% 11% 5% Other 0 0% 0 0% 680 1% 857 1% 26% (1) Non-IFRS Financial Measure. Please see Page 45 for Non-IFRS Financial Measures and definition. Note: Brand-level results are presented exclusive of eliminations. 38

SERGIO ROSSI BRAND KEY FINANCIALS ( in thousands, unless otherwise noted) 2021PF 2021A 2022A 2023A 2022 A v 2022 A v 2023 A v 21-23 Sergio Rossi Brand Key Financials FY % FY % FY % FY % 2021 PF 2021 A 2022 A CAGR Key Financials on P&L Revenues 59,206 100% 28,737 100% 61,929 100% 59,518 100% 5% 116% -4% 44% Gross profit 13,319 46% 31,048 50% 30,435 51% Selling and distribution expenses -9,489 -33% -24,502 -40% -23,097 -39% Contribution profit(1) 3,830 13% 6,546 11% 7,338 12% Revenues by Geography EMEA 33,435 56% 17,009 59% 35,023 57% 31,801 53% 5% 106% -9% 37% North America 1,290 2% 107 0% 1,181 2% 2,006 3% -8% 1004% 70% 333% Greater China 11,331 19% 4,595 16% 10,809 17% 11,872 20% -5% 135% 10% 61% Other 13,150 22% 7,027 24% 14,916 24% 13,838 23% 13% 112% -7% 40% Revenues by Channel DTC 28,911 49% 14,349 50% 31,910 52% 32,962 55% 10% 122% 3% 52% Wholesale 30,295 51% 14,389 50% 30,019 48% 26,556 45% -1% 109% -12% 36% Other 0 0% 0 0% 0 0% 0 0% (1) Non-IFRS Financial Measure. Please see Page 45 for Non-IFRS Financial Measures and definition. Note: Brand-level results are presented exclusive of eliminations. 39

ST. JOHN BRAND KEY FINANCIALS ( in thousands, unless otherwise noted) 2020A 2021A 2022A 2023A 2021 A v 2022 A v 2023 A v 20-23 St.John Brand Key Financials FY % FY % FY % FY % 2020 A 2021 A 2022 A CAGR Key Financials on P&L Revenues 66,512 100% 73,094 100% 85,884 100% 90,398 100% 10% 17% 5% 11% Gross profit 32,987 50% 38,987 53% 52,642 61% 57,374 63% Selling and distribution expenses -42,273 -64% -37,697 -52% -42,498 -49% -46,695 -52% Contribution profit(1) -9,286 -14% 1,290 2% 10,144 12% 10,679 12% Revenues by Geography EMEA 2,254 3% 779 1% 1,224 1% 1,541 2% -65% 57% 26% -12% North America 60,528 91% 65,534 90% 78,774 92% 81,382 90% 8% 20% 3% 10% Greater China 2,919 4% 6,467 9% 5,153 6% 7,161 8% 122% -20% 39% 35% Other 811 1% 315 0% 733 1% 314 0% -61% 133% -57% -27% Revenues by Channel DTC 44,778 67% 51,581 71% 66,412 77% 71,007 79% 15% 29% 7% 17% Wholesale 21,734 33% 21,513 29% 19,077 22% 19,126 21% -1% -11% 0% -4% Other 0 0% 0 0% 395 0% 265 0% -33% (1) Non-IFRS Financial Measure. Please see Page 45 for Non-IFRS Financial Measures and definition. Note: Brand-level results are presented exclusive of eliminations. 40

CARUSO BRAND KEY FINANCIALS ( in thousands, unless otherwise noted) 2020A 2021A 2022A 2023A 2021 A v 2022 A v 2023 A v 21-23 Caruso Brand Key Financials FY % FY % FY % FY % 2020 A 2021 A 2022 A CAGR Key Financials on P&L Revenues 26,351 100% 24,695 100% 30,819 100% 40,011 100% -6% 25% 30% 15% Gross profit 4,881 19% 4,449 18% 7,147 23% 11,351 28% Selling and distribution expenses -1,708 -6% -1,144 -5% -1,446 -5% -1,900 -5% Contribution profit(1) 3,173 12% 3,305 13% 5,701 18% 9,451 24% Revenues by Geography EMEA 20,318 77% 19,475 79% 23,050 75% 33,739 84% -4% 18% 46% 18% North America 4,252 16% 3,272 13% 5,833 19% 4,580 11% -23% 78% -21% 3% Greater China 480 2% 549 2% 559 2% 44 0% 14% 2% -92% -55% Other 1,301 5% 1,399 6% 1,377 4% 1,648 4% 8% -2% 20% 8% Revenues by Channel DTC 0 0% 0 0% 0 0% 40 0% Wholesale 26,351 100% 24,695 100% 30,819 100% 39,971 100% -6% 25% 30% 15% Other 0 0% 0 0% 0 0% 0 0% (1) Non-IFRS Financial Measure. Please see Page 45 for Non-IFRS Financial Measures and definition. Note: Brand-level results are presented exclusive of eliminations. 41

LANVIN GROUP BRAND FOOTPRINT 2021 2022 2023 Footprint By Brand DOS POS DOS POS DOS POS Lanvin 27 287 31 339 36 319 Wolford 167 227 163 225 150 201 St. John 48 133 46 106 45 107 Sergio Rossi 50 328 50 346 48 289 Caruso 1 144 1 189 0 183 Total 293 1,119 291 1,205 279 1,099 (1) DOS refers to Directly Operated Stores which include boutiques, outlets, concession shop-in-shops and pop-up stores. (2) POS refers to Point of Sales which include DOS and wholesale accounts. 42

NON-IFRS FINANCIAL MEASURES ( in Thousands, unless otherwise noted) 2020A 2021A 2022A 2023A Reconciliation of Contribution Margin FY FY FY FY Revenue 222,612 308,822 422,312 426,178 Cost of sales -105,218 -138,920 -184,368 -175,236 Gross profit 117,394 169,902 237,944 250,942 Marketing and selling expenses -151,631 -165,502 -224,733 -226,750 Contribution profit (1) -34,237 4,400 13,211 24,192 (1) Non-IFRS Financial Measure. Please see Page 45 for Non-IFRS Financial Measures and definition. 43

NON-IFRS FINANCIAL MEASURES ( in Thousands, unless otherwise noted) 2020A 2021A 2022A 2023A Reconcilation of Adjusted EBIT and EBITDA FY FY FY FY Loss for the year -135,657 -76,452 -239,751 -146,253 Add / (Deduct) the impact of: Income tax benefits / (expenses) -1,603 4,331 -129 3,407 Finance cost—net 12,989 9,313 14,556 20,431 Non-underlying items(1) -43,546 -45,206 83,057 3,858 Loss from operating before non-underlying items -167,817 -108,014 -142,267 -118,557 Add / (Deduct) the impact of: Share based compensation 5,389 7,208 7,431 2,749 Adjusted EBIT(2) -162,428 -100,806 -134,836 -115,808 Depreciation / Amoritization 48,332 41,584 45,810 46,946 Provision and impairment losses 22,676 10,766 16,729 79 Net foreign exchange (gains) / losses 3,304 -10,489 339 4,610 Adjusted EBITDA(2) -88,116 -58,945 -71,958 -64,173 (1) 2022 was impacted by a 84 million cost related to the Reverse Recapitalization that occurred as part of the SPAC merger; this cost is non-recurring in nature. (2) These are Non-IFRS Financial Measures and will be mentioned throughout this presentation. Please see Page 45 for Non-IFRS Financial Measures and definition. 44

NON-IFRS FINANCIAL MEASURES AND DEFINITION Our management monitors and evaluates operating and financial performance using several non-IFRS financial measures including: contribution profit, contribution margin, Adjusted EBIT and Adjusted EBITDA. Our management believes that these non-IFRS financial measures provide useful and relevant information regarding our performance and improve their ability to assess financial performance and financial position. They also provide comparable measures that facilitate management?s ability to identify operational trends, as well as make decisions regarding future spending, resource allocations and other operational decisions. While similar measures are widely used in the industry in which we operate, the financial measures that we use may not be comparable to other similarly named measures used by other companies nor are they intended to be substitutes for measures of financial performance or financial position as prepared in accordance with IFRS. Contribution profit is defined as revenues less the cost of sales and selling and marketing expenses. Contribution profit subtracts the main variable expenses of selling and marketing expenses from gross profit, and our management believes this measure is an important indicator of profitability at the marginal level. Below contribution profit, the main expenses are general administrative expenses and other operating expenses (which include foreign exchange gains or losses and impairment losses). As we continue to improve the management of our portfolio brands, we believe we can achieve greater economy of scale across the different brands by maintaining the fixed expenses at a lower level as a proportion of revenue. We therefore use contribution profit margin as a key indicator of profitability at the group level as well as the portfolio brand level. Contribution margin is defined as contribution profit divided by revenues. Adjusted EBIT is defined as profit or loss before income taxes, net finance cost, share based compensation, adjusted for income and costs which are significant in nature and that management considers not reflective of underlying operational activities, mainly including net gains on disposal of long-term assets, negative goodwill from acquisition of Sergio Rossi, gain on debt restructuring and government grants. Adjusted EBITDA is defined as profit or loss before income taxes, net finance cost, exchange gains/(losses), depreciation, amortization, share based compensation and provisions and impairment losses adjusted for income and costs which are significant in nature and that management considers not reflective of underlying operational activities, mainly including net gains on disposal of long-term assets, negative goodwill from acquisition of Sergio Rossi, gain on debt restructuring and government grants. Trade working capital is defined as the sum of inventories as well as trade receivables less trade payables. 45